Financial Media Group, Inc.
2355 Main Street, Suite 120
Irvine, California 92614
Tel: (949) 486-3990
Fax: (949) 486-3995

June 20, 2008

Mr. David Humphrey
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561

Re:  Financial Media Group, Inc.
Form 10-KSB for the Year Ended August 31, 2007
File No. 000-32923

Dear Mr. Humphrey:

We are in receipt of your comment letter dated June 5, 2008 to Financial Media Group, Inc. (the “Company”). On behalf of the Company, we have addressed your comment letter by reproducing each comment below (in bold) and providing the Company’s response immediately following. We will amend and file the Company’s Form 10-KSB for the fiscal year ended August 31, 2007, if requested, to incorporate our revised responses to your comments.

Form 10-KSB for Fiscal Year Ended August 31, 2007

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 29

1.
In instances where impairment charges have been taken and there is a further unrealized loss, please explain to us why you did not write down the entire amount of the loss. If you recorded the impairment prior to year end and a further unrealized loss was incurred, tell us what consideration was given to recording a further impairment charge in your audited financial statements.

At the end of each quarter, the Company evaluates the marketable securities that show a consistent decline in market value than the cost over a period of 90 to 180 days for any possible impairment. The Company evaluates various factors relating to the securities one of which is the length of the time and the extent to which the market value has been less than cost. The Company’s accounting policy is consistent with the SFAS 115 and SAB Topic 5M , whereby the Company records impairment expense each quarter when the market value of the securities show a consistent decline over 90 to 180 days, and the cost of the marketable securities exceeds its fair value by a material amount (50% or more), and is deemed not recoverable. In those instances where impairment charges have been taken, the cost of the marketable securities on a quarterly basis, is brought down to the market value of securities in the Company’s financial statements. The marketable securities are written down to zero only if the marketable securities are either de-listed or not traded. However, after an impairment for certain securities is recorded in a period, further impairment is recorded if the fair value of the securities in future period falls substantially (more than 50%) below the cost (after impairment adjustment) and if the decline in market value is consistent for a period of time. Accordingly, after the first impairment, the Company may record an unrealized loss for some period till the Company is convinced that there is further impairment in the marketable securities.

Basic and Diluted Net Loss Per Share, page 30

2.
Please revise the table presented in response to our previous comment 7 to present potentially dilutive shares, not warrant numbers, in the component line items of the table. Also, in the revised table, please ensure that amount reflected in the table add up to the totals shown. In addition, please remove the dollar signs as the amounts shown are numbers of shares.

We agree to amend and revise our previous comment no. 7 on Basic and Diluted Net Loss Per Share disclosure in the Company’s Form 10-KSB/A as of August 31, 2007 to include the potentially dilutive shares as follows:

Basic and Diluted Net Loss Per Share

Net loss per share is calculated in accordance with the Statement of financial accounting standards No. 128 (SFAS No. 128), “Earnings per share.” SFAS No. 128 superseded Accounting Principles Board Opinion No.15 (APB 15). Net loss per share for all periods presented has been restated to reflect the adoption of SFAS No. 128. Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. As of August 31, 2007, the Company did not have any potentially dilutive shares.

Note 3 – Marketable Securities, page 32

3.
Please explain to us why you do not consider the unrealized losses greater than 12 months old, as presented in the table in response to our previous comment 9, as impaired on an “other-than-temporary” basis.

The following table shows the break-up of unrealized loss as of August 31, 2007 into less than 12 months or greater than 12 months.

As of August 31, 2007
	Less Than 12 Months		12 Months or Greater		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Marketable equity securities	$1,022,868	$157,182	$162,228	$79,182	$1,185,096	$236,364

Total	$1,022,868	$157,182	$162,228	$79,182	$1,185,096	$236,364

As stated in our response to Comment 1, in order to test if the decline in the market value of marketable securities is other than temporary, the Company evaluates various factors relating to the securities one of which is the length of the time and the extent to which the market value has been less than cost. Based upon its past history and evaluations, the Company has built up a policy (which is consistent with SAB Topic 5M) to review on a quarterly basis or more frequently if warranted by circumstances, the carrying value of the marketable securities. Accordingly, if the market value is consistently and substantially (50% or more) below the cost, the marketable security is impaired. Accordingly, in certain circumstances, it might be that even though the unrealized losses on certain marketable securities held by the Company are greater than 12 months, these securities are not considered impaired unless the fair value falls substantially below the cost. Hence, these securities were not impaired as of August 31, 2007.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any legal proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any comments or questions regarding our response, please contact myself or William Barnett, our securities counsel at the Law Offices of William Barnett at (818) 595-7717.

Sincerely,

/s/ Manu Ohri
Manu Ohri
Chief Financial Officer